UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
EVRMORE CO.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> November 6, 2019

Physical address of issuer
7 Dey St, New York, NY 10007

Website of issuer
https://www.evrmore.io/

Current number of employees

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$6,034.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

April 28, 2023

FORM C-AR

EVRMORE CO.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EVRMORE CO., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.evrmore.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EVRMORE CO. (the "Company") is a Delaware Corporation, formed on November 6, 2019.

The Company is located at 7 Dey St, New York, NY 10007.

The Company's website is https://www.evrmore.io/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We build digital solutions that address the behaviors, interactions, and experiences of adolescents, especially those who might be going through challenging times in their lives, such as recovering from pandemic microtraumas and traumas relating to immigration, grief, separation, and other difficult transitions. In 5 years, we hope the Company will integrate with major education ecosystems as a new standard for lifelong personal resilience metrics, and become a top global governance body for psycho-behavioral-social data analytics as well as biomarkers previously uncharted yet desired by all sectors. We hope that our Machine Learning models and self-sovereign systems will prove to be a pivotal contribution in the development of General Artificial Intelligence that provides lifespan and life stages context of individuals overcoming difficulties in life. These are forward projections and are not guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

RISK FACTORS

Risks Related to the Company's Business and Industry

Potential delays in funding that reduce our salesforce and development will affect our positioning.

The R&D of novel socio-psychological markers across longer time horizons (entire human lifespans) for mental health and digital wellness will require strong partners in the space.

Rapid iteration to expand into loT and voice technologies, such as with Alexa, Google Assistant, and as a potential wearable offering, will require dedicated efforts in continuous development and refinement.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg.
CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We build digital solutions that address the behaviors, interactions, and experiences of adolescents, especially those who might be going through challenging times in their lives, such as recovering from pandemic microtraumas and traumas relating to immigration, grief, separation, and other difficult transitions. In 5 years, we hope the Company will integrate with major education ecosystems as a new standard for lifelong personal resilience metrics, and become a top global governance body for psycho-behavioral-social data analytics as well as biomarkers previously uncharted yet desired by all sectors. We hope that our Machine Learning models and self-sovereign systems will prove to be a pivotal contribution in the development of General Artificial Intelligence that provides lifespan and life stages context of individuals overcoming difficulties in life. These are forward projections and are not guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Business Plan

evrmore is a digital solution that helps young people improve their mental and emotional resilience. For young people (13-25) dealing with the traps of their social dilemma, evrmore helps them thrive by building a strong narrative identity and healthy mindsets. Our digital platform and the services it provides are based on cognitive behavioral therapy, personality analysis, and humanistic psychology to help people find meaning and personal power. All the features offered as part of the evrmore's Empathy AI™ platform are focused on the individual's social, emotional, and behavioral health. Our app customers use evrmore to record private voice recordings as a way to reflect and process both intra-and-interpersonal thoughts and events in life. Through Natural Language Processing and Emotional Recognition, the app provides feedback that helps our customers build and strengthen their narrative identity, which is a primary indicator of personal well-being. The platform leverages Artificial Intelligence and Machine Learning to implement user experiences that apply the science of eudaimonic and humanistic psychology for mental and emotional flexibility. Customers on the platform build core skills across 8 key dimensions to improve their social, emotional, and mental resilience. In 2019 we completed market research and development of the evrmore Minimum Viable Product for initial beta user acquisition. In 2021, we launched our Direct-to-Consumer app for Apple. In 2022, we acquired key channel partners in learning science and integrative health, and we have since been in ongoing contract negotiations with paying business partners. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
evrmore iOS App	Wellness app that helps young people improve their mental and emotional resilience.	US and International
evrmore Web App	Key features from the evrmore iOS app redeveloped for the web to improve accessibility.	US and International
evrmore Platform Content and Creators (Mentors)	Mentor access and care systems integration that provides access to peer groups and mentors based on interests and personal goals.	US

The Company's product is distributed via the Web.

Competition

The Company's primary competitors are The Company's primary competitors come from a few adjacent industries in the youth behavioral health and mental health space. Specifically, voice-enabled and platforms utilizing comprehensive data enrichment powered by Artificial Intelligence and Machine Learning in the discovery of psychological indicators for personal wellness.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

To offer our wellness services, we license a fraction of our programming from cloud computing platforms, computational producers as well as independent sources. We attempt to secure long-term programming distribution agreements with our service providers. We also license individual programs or packages of programs from programming suppliers.

The Company's customers are primarily in the consumer, small and medium sized business, and education markets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6708084	U.S Class(es): 021, 023, 026, 036, 038, U.S Class(es): 100, 101	Empathy AI	July 22, 2020	April 19, 2022	US and International
90067706	(4) Standard Character Mark	evrmore	July 22, 2020	April 19, 2022	US and International

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7 Dey St, New York, NY 10007

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ivy Mahsciao

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & CFO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

MIT Sloan Executive Education Certifications: System Dynamics, Applied Neuroscience Nalanda Institute for Contemplative Science Certification: Mindfulness-Based Psychotherapy

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ivy Mahsciao

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & CFO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

MIT Sloan Executive Education Certifications: System Dynamics, Applied Neuroscience Nalanda Institute for Contemplative Science Certification: Mindfulness-Based Psychotherapy

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	114,169
Voting Rights	There are voting rights.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Options
Amount outstanding	8,421
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to	Securities reserved for issuance upon exercise or conversion

Regulation CF	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	114,169	$114,169.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad	September 9, 2021	Regulation CF

			discretion in using these proceeds.		

Ownership

The Company is owned by Ivy Mahsciao.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ivy Mahsciao	94.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

For the period ended December 31, 2022, the Company had revenues of $6,034. - Assets: As of December 31, 2022, the Company had total assets of $0 including $0 in cash. - Net Loss.:The Company has had net losses of $0 for the fiscal year ended December 31, 2022. - Liabilities: The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following - Continue to explore B2B revenue streams with school districts - Continue to expand D2C revenue streams with behavioral health systems

Liquidity and Capital Resources

On September 9, 2021 the Company conducted an offering pursuant to Regulation CF and raised $114,169.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

The Company will have capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ivy Mahsciao
(Signature)

Ivy Mahsciao
(Name)

CEO & CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ivy Mahsciao
(Signature)

Ivy Mahsciao
(Name)

CEO & CFO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



EVRMORE CO.
FINANCIAL STATEMENTS

For the fiscal year ended
Jan 2021 to Dec 2022
(unaudited)

NOTES

A.   ORGANIZATION AND PURPOSE

EVRMORE CO. (the "Company"), is a corporation organized under the laws of the State of Delaware.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

1. Basis of Accounting - The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

2. Fiscal Year - The Company operates on a 52-week fiscal year ending on December 31

3. Cash Equivalents - Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022, the Company's cash positions include its operating bank account.

4. Legal Fees - Legal fees consist of legal services provided for the creation of the Company and equity financing.

5. Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C.   SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

evrmore Balance Sheets

		2021	2022
CURRENT ASSETS			
Cash and Cash Equivalents	$	-	-
Prepaid Expenses		-	-
Accounts Receivable		-	-
TOTAL CURRENT ASSETS		0.00	0.00
TOTAL ASSETS		0.00	0.00
CURRENT LIABILITIES			
Accounts Payable		0.00	0.00
TOTAL LIABILITIES		0.00	0.00
SHAREHOLDERS' EQUITY			
Capital Stock			
106,316.0 shares authorized			
100,000 shares issued and outstanding		-	-
@ $.01 per value		-	-
Additional Paid in Capital		-	-
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		0	0

evrmore Statement of Operations

		2021	2022
Operating Income			
Partnership Revenue	$	-	-
E-Commerce Revenue		-	-
Cost of Goods Sold		-	-
	Gross Profit	0.00	0.00
Operating Expenses			
Advertising & Marketing		$1,500.00	$1,500.00
Bank Charges & Fees		-	-
Legal & Professional Services		-	-
Meals & Entertainment		-	-
Office Supplies & Software		1,875.00	1,875.00
PayPal / Intermediary Fees		-	-
Rent & Lease		16,000.00	16,000.00
Salaries & Wages			
Contract Labor		$74,400.00	$37,200.00
Travel		-	-
Utilities		2,880.00	2,880.00
	Net Income	-$96,655.00	-$59,455.00

evrmore Consolidated Statement of Equity - Fiscal Year End 2022

	Common (CS)		Preferred Stock (PS)				
EVMORE CO. - Delware Corporation							
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, APRIAL, 2023	$	-	$	-	$	-	-	-
Contributions	-	-	-	-	-	-	-
Other Comprehensive Gain/Loss	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(30,566.00)	(30,566.00)
ENDING BALANCE, DECEMBER 31, 2022	106,316	$1,063	-	-	-	(30,566.00)	(30,566.00)

evrmore Statement of Cash Flows

	2021	2022
Cash Flows From Operating Activities		
Net Income (Loss) For the Period	(96,655.00)	(30,566.00)
Change in Prepaid Expenses	96,655.00	30,566.00
Change in Payables	(96,655.00)	(30,566.00)
Net Cash Flows From Operating Activities	(96,655.00)	(30,566.00)
Cash Flows From Financing Activities		
Business and Personal Grants	-	-
Owner's Capital	96,655.00	30,566.00
Net Cash Flows From Financing Activities	96,655.00	30,566.00
Cash at Beginning of Period	96,655.00	30,566.00
Net Increase (Decrease) in Cash	(96,655.00)	(30,566.00)
Cash At End of Fiscal Period	0.00	0.00

evrmore Capitalization Table

Name	Common (CS)	Series A Preferred (PA)	Series Seed Preferred (PS)	Common %	% Issued and Outstanding	Total Shares	Total %
EVMORE CO. - Delware Corporation (as of 09/04/2020)							
Founders							
Ivy Mahsciao	100,000.0			94.0%	92.0%	100,000.0	92.0%
Restricted Stock Grants							
Pamela Pavliscak [1]	2,105.0			2.0%	n/a	2,105.0	2.0%
Fabio Gratton [1]	3,158.0			3.0%	n/a	3,158.0	3.0%
Ali Mostashari [2]	1,053.0			1.0%	n/a	1,053.0	3.0%
Fully Diluted Shares	106,316.0			100.0%	92.0%	100,000.0	100.0%

[1] Grant Period: 08/2020;
[2] Grant Period: 10/2020;
two year vesting, one yeard cliff,
quarterly vesting in second year